SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of January & February 2003.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: February 27, 2003 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

News Releases: January 2004

Technology / Cashless Transactions

January 9, 2004

Richmond, British Columbia, Canada

QI Systems, Inc. SEC and Gaming Filings

QI Systems, Inc. confirmed today that the company has filed its 6K report with the SEC and has completed work on the annual 20F filing. The company has notified the SEC that it intends to make its EDGAR filing of the 20F in the near future.

Additionally, QI Systems is currently completing certification requirements for a governmental policy and enforcement agency that is the oversight authority for gaming and lottery activities. Law requires that corporations intending to supply goods and services to the gaming industry be registered with the oversight agency prior to providing goods and services to the industry.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions

January 28, 2004

Richmond, British Columbia, Canada

QI Systems Launches Private Placement

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card stored value technology, is pleased to announce that, subject to regulatory approval, it has entered into a non-brokered private placement for gross proceeds of $600,000.06US, consisting of 2,727,273 units at a price of $0.22US per unit (the “Unit”).

Each Unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant is exercisable for two years into one common share at a price of $0.30US per share. All common shares and warrants will be covered by applicable resale restrictions according to TSX Venture Exchange Policy and will be subject to a hold period of 121 days from the date of issuance.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

News Releases: February 2004

Technology / Cashless Transactions

February 9, 2004

Richmond, British Columbia, Canada

QI Systems Inc. Announces Second Quarter Revenue Increase

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that second quarter revenue increased by ten per-cent over first quarter results. This marks the second consecutive quarter of growth for the company and brings total sales to date for fiscal 2003-2004 to $220,000 US. When compared to 2002-2003 results, the first two quarters of the current fiscal year equal approximately 68 per-cent of total revenue from last year.

QI Systems, Inc. President and C.E.O. Steve Garman said “We believe that our internal corporate reorganization and more aggressive posture in the marketplace are beginning to produce tangible results. We anticipate that 2004 will be a record sales year for the company and will signal QI’s successful emergence as a premier smart card solutions provider. While the company will continue to provide high quality OEM payment terminals to our key customer base for parking, vending and other applications, QI Systems will at the same time be expanding into smart card system solutions that afford the company significant long-term growth potential.”

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements” (FLS), and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company’s future plans, objectives or goals are also FLS, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors when evaluating FLS. FLS made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such FLS.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301

Technology / Cashless Transactions

February 12, 2004

Richmond, British Columbia, Canada

QI Systems Signs Partnership

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announce the company has entered into an agreement with the Media Support Group of Lubbock, Texas to provide marketing materials to the company.

The Media Support Group, formed in 1994, is recognized for video production leadership and innovation, holding production credit with such prestigious clients as ABC Sports, ESPN Sports, and NCAA sports programs such as Texas Tech University Athletics. The company provides a full range of video production and duplication services, including DVD products. Media Support Group also provides specialized video services to educational institutions and has assisted more than 200 Texas schools.

Greg Pare, President of Media Support Group, stated, “This is an exciting step for our company and we are looking forward to working with QI Systems Inc. The Media Support Group has a proven track record and can provide QI Systems with significant assistance as they take the message about their unique technology into the market.”

Steven R. Garman, President and CEO of QI Systems commented, “We are pleased to have the opportunity to work with the professionals at Media Support Group, Inc. and look forward to fully utilizing their high level expertise to tell the QI story. Our plan is to have Media Support develop a comprehensive marketing package that can be used in many different applications. Since QI will own the intellectual property, we will be able to have Media Support produce custom marketing tools as our needs grow and change. We have needed this type of support and assistance for some time and with Media Support Group, we now have an excellent partner to help market QI Systems.”

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ info@qisystems.ca

Technology / Cashless Transactions

February 13, 2004

Richmond, British Columbia, Canada

QI Systems’ Marketing Partnership

QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, released the following statement today from Media Support Group of Lubbock, Texas regarding the company’s partnership with QI Systems, Inc.:

Greg Pare, President of Media Support Group, Inc., announced today that his company signed an agreement to provide multimedia marketing tools to QI Systems, Inc. of Richmond, BC, Canada (OTCBB: QIIIF, TSX Venture Exchange: QII.U) a leading supplier of smart card solutions to business, government and educational institutions. Today’s announcement, according to Pare, represents an exciting step forward for Media Support Group, which opened its business in Lubbock, Texas, in 1994.

Media Support Group, Inc. is recognized nationally for video production leadership and innovation with production credits including work with ABC Sports, ESPN Sports, and Texas Tech University Athletics. The company provides a full range of video production and duplication services, including DVD products. Media Support Group specializes in video systems for 21st century schools and has worked in more than 200 Texas schools.

QI Systems Inc. designs, develops and manufactures hardware and software for the chip card payment industry. The company has products in use internationally in a wide variety of applications including parking, fluid control devices, vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, and in newspaper vending boxes for such publications as USA Today. The company also provides custom smart card solutions for use in security, identification, data collection and many other fields.

Steven R. Garman, President and CEO of QI Systems stated, “We are pleased to have the opportunity to work with Media Support Group, Inc. and look forward to fully utilizing their high level expertise to tell the QI story. Our plan is to have Media Support develop a comprehensive marketing package that can be used in many different applications. Since QI will own the intellectual property, we will be able to have Media Support produce custom marketing tools as our needs grow and change. We have needed this type of assistance for some time and now have an excellent partner to help market QI Systems.”

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company’s future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions

February 19, 2004

Richmond, British Columbia, Canada

QI Releases Improved Water System

QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), is pleased to announce that it has accepted an order to upgrade the bulk water control and waste water management systems previously supplied to Aurora Bar Code Technologies of Edmonton, Alberta and installed at the City of Dawson Creek, B.C.. The systems are based on the QI Card stored value card scheme and operate as off-line payment and control terminals. The upgrade will add VPN connectivity to these devices with TCP-IP addressing and will provide full time monitoring and reporting capability from a server located at the City offices.

QI products support both automated and manual retrieval of transaction and operational records for report generation. QI has previously supplied various network configurations of its self-serve payment terminals and has supported dial-up and hard-wired network topologies. This system, to be installed in March, represents a milestone as it is the first QI system which incorporates direct TCP-IP connectivity with the point of payment. It adds a new level of remote monitoring and service support for QI products. Anyone who has experienced the weather in Dawson Creek at this time of year will appreciate the significance.

The Dawson Creek installation will connect to the city’s intranet via a VPN. The technology also enables internet connectivity for other QI devices and is expected to create new market opportunities for them.

Matters discussed in this press release are “forward-looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company’s future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ www.qisystems.ca

Technology / Cashless Transactions

February 25, 2004

Richmond, British Columbia, Canada

QI Systems Inc. Announces Improved 2nd Quarter Financials

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that pursuant to the news release of February 9, 2004 regarding fiscal year 2003-2004 revenue, that 2nd quarter revenue increased by 10% over 1st quarter results. When compared to 2002-2003 results, the first two quarters of the current fiscal year equal approximately 68% of total revenue from the 2003 fiscal year.

Additionally, total expenses for the period were reduced by 31.5% from $504,971 to $158,937 which, in turn, resulted in a 79.9% reduction of operating loss from $462,560 to $93,036. This report marks the second consecutive quarter of improved financials for QI Systems Inc. which anticipates enhanced sales results throughout the remainder of 2004.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward-looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company’s future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

2004 Q2: Form 51 Schedules A, B, and C

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. December 31, 2003 2004 02 26

ISSUER’S ADDRESS

Unit 101 – 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604–248–2306 604–248–2301

CONTACT PERSON CONTACT’S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604–248–2301

CONTACT’S EMAIL ISSUER’S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2004 02 26

Y M D

“Steven R. Garman” – signed Steven R. Garman

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED

2004 02 26

Y M D

“Matthew Yugovich” – signed Matthew Yugovich

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT – FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

SCHEDULE A – FINANCIAL STATEMENTS

QI SYSTEMS INC.
Consolidated Balance Sheet
Unaudited – Expressed in US Dollars

As at December 31, 2003 and June 30, 2003

Dec. 31, 2003 June 30, 2003
Assets
Current assets
Cash and cash equivalents	–	–
Accounts receivable, net of allowances	23,087	36,194
Other receivables	22,114	–
Prepaid expenses	14,215	9,328
Inventory	194,857	188,334
	254,273	233,856
Property and equipment	15,437	17,171
	269,710	251,027
Liabilities
Current liabilities
Bank overdraft	27,562	8,850
Accounts payable and accrued liabilities	631,192	812,643
Shareholder loans	25,165	119,500
Deferred revenue	4,513	–
	688,432	940,993

Shareholders’ Equity
Capital stock	10,289,657	9,419,686
Deficit	(10,644,736)	(10,051,945)
Cumulative translation adjustment	(63,643)	(57,707)
	(418,722)	(689,966)
	269,710	251,027

Approved by the Board

“Steven R. Garman” “Matthew Yugovich”

Director Director

QI SYSTEMS INC.
Consolidated Statements of Operations and Deficit
Unaudited – Expressed in US Dollars

For the Three Months Ended December 31, 2003 and 2002

December 31, December 31,
2003 2002

Sales	84,701	36,252

Cost of sales	23,747	7,955

Gross profit	60,954	28,297

Expenses
General and administrative	105,378	114,475
Research and development	73,675	106,671
Sales and marketing	32,852	42,207
Interest and bank charges	173	–
Amortization	1,222	–
Bad debt	–	–
Foreign exchange (gain) or loss	(17,168)	–
	196,132	263,353
Other income
Other income	4,947	63

Operating Loss before income taxes	(130,231)	(234,993)

Provision for income taxes	–	–

Loss for the period	(130,231)	(234,993)

Deficit, beginning of period	(10,607,541)	(9,363,587)

Deficit, end of period	(10,644,736)	(9,598,580)

Basic and diluted loss per share	(0.00)	(0.01)

QI SYSTEMS INC.
Consolidated Statements of Operations and Deficit
Unaudited – Expressed in US Dollars

For the Six Months Ended December 31, 2003 and 2002

December 31, December 31,
2003 2002

Sales	160,655	242,005

Cost of sales	58,134	60,934

Gross profit	102,521	181,071

Expenses
General and administrative	483,957	199,074
Research and development	150,932	177,745
Sales and marketing	79,079	61,198
Interest and bank charges	1,042	–
Amortization	2,392	–
Bad debt	–	–
Foreign exchange (gain) or loss	(16,299)	–
	701,103	438,017
Other income
Other income	5,791	136

Operating Loss before income taxes	(592,791)	(256,810)

Provision for income taxes	–	–

Loss for the period	(592,791)	(256,810)

Deficit, beginning of period	(10,051,945)	(9,341,770)

Deficit, end of period	(10,644,736)	(9,598,580)

Basic and diluted loss per share	(0.03)	(0.02)

QI SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited – Expressed in US Dollars

For the Three Months Ended December 31, 2003 and 2002

December 31, December 31,
2003 2002

Cash flows from operating activities

Loss for the period	(130,231)	(234,993)
Items not affecting cash –
Amortization of property and equipment	1,222	–
Gain on settlement of debt	(4,622)	–
	(133,631)	(234,993)
Changes in non–cash working capital items –
Accounts receivable	23,340	35,913
Prepaid expenses	(4,913)	(1,232)
Inventory	(7,368)	52,343
Accounts payable and accrued liabilities	(414,402)	60,359
	4,513
	(532,461)	(87,610)

Cash flows from financing activities
Repayment of shareholders’ loans	559	–
Issuance of capital stock	104,933	100,000
Settlement of debt with issuance of capital stock	413,341
	518,833	100,000

Cash flows from investing activities
Purchase of property and equipment	–	–
	–	–

Foreign exchange effect	(15,058)	(55,957)

Increase (Decrease) in cash and cash equivalents	(28,686)	(43,567)
Cash and cash equivalents, beginning of period	1,124	88,408
Cash and cash equivalents, end of period	(27,562)	44,841

QI SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited – Expressed in US Dollars

For the Six Months Ended December 31, 2003 and 2002

December 31, December 31,
2003 2002

Cash flows from operating activities

Loss for the period	(529,791)	(256,810)
Items not affecting cash –
Amortization of property and equipment	2,392	–
Gain on settlement of debt	(4,622)	–
	(595,021)	(256,810)
Changes in non–cash working capital items –
Accounts receivable	(9,007)	(28,649)
Prepaid expenses	(4,887)	(560)
Inventory	(6,523)	52,343
Share subscriptions	–	815,994
Accounts payable and accrued liabilities	(181,451)	(25,000)
Unearned revenue	4,513	(337,797)
	(792,376)	219,521

Cash flows from financing activities
Repayment of shareholders’ loans	(94,335)	(326,415)
Issuance of capital stock	456,630	100,000
Settlement of debt with issuance of capital stock	413,341
	775,636	(226,415)

Cash flows from investing activities
Purchase of property and equipment	–	–
	–	–

Foreign exchange effect	(1,972)	(32,226)

Increase (Decrease) in cash and cash equivalents	(18,172)	(39,120)
Cash and cash equivalents, beginning of period	(8,850)	83,961
Cash and cash equivalents, end of period	(27,562)	44,841

QI SYSTEMS INC.
Notes to Financial Statements
Unaudited – Expressed in US Dollars

For the Six Months Ended December 31, 2003 and 2002

1. Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements. In the opinion of management, all adjustments necessary for fair presentation of the Company’s financial position, results of operations and cash flows as at December 31, 2003 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the fiscal year ended June 30, 2003.

2. Significant accounting policies

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. Comparative figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51–901F

______________________

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. December 31, 2003 2004 02 26

ISSUER’S ADDRESS

Unit 101 – 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604–248–2306 604–248–2301

CONTACT PERSON CONTACT’S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604–248–2301

CONTACT’S EMAIL ISSUER’S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2004 02 26

Y M D

“Steven R. Garman” – signed Steven R. Garman

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED

2004 02 26

Y M D

“Matthew Yugovich” – signed Matthew Yugovich

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT – FOR THE THREE and SIX MONTHS ENDED DECEMBER 31, 2003

Expressed in US Dollars

SCHEDULE B – SUPPLEMENTARY INFORMATION

B.1. ANALYSIS OF EXPENSES

	Three months ended
	Dec. 31, 2003	Dec. 31, 2002
Cost of Goods Sold
Salaries and benefits	$12,543	$ –
Materials	8,706	6,451
Freight and courier expense	1,118	1,504
Customs and duties	–	–
Other	1,380	–
	$23,747	$7,955

Research and development
Salaries and benefits	$55,698	$90,051
Consulting and contract labour	18,253	14,046
Freight and courier expense	(276)	–
Miscellaneous	–	2,574
	$73,675	$106,671

General and Administration
Salaries and benefits	$8,311	$ 6,958
Consulting and contract labour	(4,117)	36,175
Management fees	29,914	–
Regulatory and public company exp.	12,601	8,983
Directors’ fees and expenses	–	–
Rent and premises maintenance	15,305	10,531
Office expense	4,421	5,284
Travel	5,134	–
Legal fees	15,772	15,740
Telephone and communication cost	2,218	256
Corporate finance & investor relations	12,555	–
Accounting and audit	(700)	14,540
Promotion and entertainment	588	–
Other	3,376	16,008
	$105,378	$114,475

	Three months ended
	Dec. 31, 2003	Dec. 31, 2002
Sales and Marketing
Salaries and benefits	$42,909	$42,207
Consulting	(14,084)	–
Travel	1,779	–
Promotional and advertising	–	–
Miscellaneous	2,247	–
	$32,852	$42,207

Other Costs (Gains)
Amortization	$1,222	$ –
Foreign exchange expense	(17,168)	–
Financing costs and interest	173	–
Bad Debt	–	–
	($15,773)	$ –

B.2. RELATED PARTY TRANSACTIONS

In the three months ended December 31, 2003 the Company did not pay or accrue consulting fees to directors, officers and former directors and officers of the Company other than as related to their employment remuneration.

B.3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) SUMMARY OF SECURITIES ISSUED DURING THE THREE MONTHS ENDED DECEMBER 31, 2003:

Class	Number	Date of issue	Consideration
Common shares issued for cash in private placement	869,000	October & November 03	$104,933
Common shares issued on debt settlements	1,176,977	October 03	413,341
TOTAL	2,045,977		$518,274

b) SUMMARY OF COMMON SHARE OPTIONS GRANTED DURING THE THREE MONTHS ENDED DECEMBER 31, 2003:

Nil.

B.4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) AUTHORIZED SHARE CAPITAL:

Common Shares	200,000,000

b) ISSUED AND OUTSTANDING CAPITAL AND RECORDED VALUE:

Class

Issued

Value

Common Shares	20,086,143	$3,916,798

c) SUMMARY OF COMMON SHARE OPTIONS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Options	200,000	$1.48	$296,000	April 20, 2005
Options	300,000	$0.50	150,000	April 25, 2008
Options	185,000	$1.48	273,800	December 22, 2005
Options	466,000	$0.50	233,000	December 31, 2007
Options	80,000	$1.48	118,400	December 31, 2004
Options	141,500	$0.50	70,750	December 31, 2004
TOTAL	1,372,500		$1,141,950

SUMMARY OF WARRANTS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Warrants	3,540,000	$0.40	$1,416,000	May 3, 2004
Warrants	333,333	$0.40	133,333	Dec. 4, 2004
TOTAL	3,873,333		$1,549,333

d) TOTAL NUMBER OF COMMON SHARES IN ESCROW:

750,000 common shares.

B.5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS FILED:

Directors

Matthew Yugovich, Chairman

Allan D. Graves, Director

Billy G. Parker, Jr., Director

William J. Reid, Director

Ronald DeBruyne, Director

Steven R. Garman, Director

Officers

Steven R. Garman, President and Chief Executive Officer

Craig Jones, Vice President – Sales and Marketing

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

QI Systems Inc. (the “Company” or “QI”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart cards for various vertical markets including vending machines, parking meters, photocopiers, laundry machines and water operators. QI’s products are currently in use in Canada, the United States of America, Venezuela, Hong Kong, the United Kingdom and Norway.

The Company’s SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system is currently utilized in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, QI Card and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel with new schemes easily added at any time. SmartVend systems have been installed in Coca–Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

The management discussion and analysis, financial statements and notes to the financial statements contained herein relate to the Company’s financial results for the quarter and the six months ended December 31, 2003.

The Company is headquartered in Richmond, British Columbia, Canada, is a reporting issuer in British Columbia, and trades on the TSX Venture Exchange under the symbol QII.U and on the OTCBB under the symbol QIIIF.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

In the opinion of the Company, the following discussion and analysis will aid in assessing and understanding the Company’s consolidated financial position, results of operations and cash flow behaviour. This discussion and analysis should be read in conjunction with –and is qualified entirely by– the Company’s audited consolidated financial statements for the year ended June 30, 2003.

The Company derives its revenues from the sale of four core products: SmartKit, SmartKit Console, SmartKid Reload Station and QLink. The Company’s central product is SmartKit, a smart card reader with proven flexibility both within the potential uses and for adaptation into new products. Leveraging this technology, QI’s engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top–to–bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

The quarter ended December 31, 2003 –second quarter of fiscal 2004– was characterized by an increase in revenue and reduced operating losses. The Company recorded quarterly revenue of $84,701 and a gross margin of 72%. All lines of operating decreased in the quarter, compared to the previous quarter. The Company posted a net loss of $130,231 compared to a loss of $462,560 in the preceding quarter and a loss of $234,993 in the comparative quarter of fiscal 2003.

The Company is currently working towards refinancing operations in two phases. Phase 1 consists of securing short–term bridge financing to support daily operations. Phase 2 targets longer term capital funding to support an aggressive sales and marketing program. The Company retained the services of MidSouth Capital of Atlanta, Georgia, to assist in its funding efforts. Please refer to the Liquidity and Financial Resources section in this report for detailed disclosure of the Company’s capital raising efforts in support of Phase 1.

A detailed analysis of the Company’s financial performance for the quarter ended December 31, 2003 is presented in the following paragraphs. Readers of this report are cautioned that all figures –except as noted otherwise– are in United States Dollars.

• RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

Revenues and cost of sales

Revenues for the quarter ended December 31, 2003 were $84,701 compared to revenues of $75,954 for the quarter ended September 30, 2003.

For comparative purposes, during the quarter ended December 31, 2002, revenues were $36,252.

Gross profit for the quarter ended December 31, 2003 was $60,954 or 72% of sales. Gross profit in the preceding quarter was $41,568 or 55% of sales.

General and Administrative

General and Administrative expenses include legal, accounting, auditing, regulatory, insurance, office expenses, rent expense, investor relations, administrative salaries, management fees, corporate finance and travel expense, amongst others. In the quarter ended December 31, 2003, these costs were $105,378, compared to $378,579 recorded in the preceding quarter and $114,475 for the comparative period of 2002.

The reduction in General and Administrative spending reflects reduced corporate finance advisory and investor relations expense, which for the preceding quarter was $284,793 or 75% of total general and administrative expense for the period.

Research and Development Costs

Research and development expense for the three months ended December 31, 2003 was $73,675 compared to $77,257 in the preceding quarter and $106,671 in the comparative period of 2002. The slight decrease to the previous quarter reflects lower salary expense, and compared to the quarter ended December 31, 2002, significantly reduced staffing levels.

Sales and Marketing

Sales and marketing expense for the three months ended December 31, 2003 was $32,852 compared to $46,227 in the quarter ended September 30, 2003 and $42,207 recorded in the quarter ended December 31, 2002. The reduction in these expenses is derived from the elimination of an accrual for sales consulting expenses that had been recorded in duplicate by the company in preceding periods.

Financing and Interest

During the quarter ended December 31, 2003, interest charges were $173, compared to $869 in the quarter ended September 30, 2003 and nil recorded in the quarter ended December 31, 2002.

Amortization

Amortization expense in the three months ended December 31, 2003 was $1,222. In the preceding quarter, $1,170 of amortization charges were recorded, and in the comparative period of 2002, these charges were nil due to the failure of the Company to accrue amortization expense on a monthly and quarterly basis.

Net Loss

Net loss for the quarter ended December 31, 2003 was $130,231, compared to a loss of $462,560 the previous quarter and a loss of $234,993 in the quarter ended December 31, 2002. The Company’s reduced losses are derived from a combination of increased revenues and substantially reduced operating expenses, particularly general and administrative expense, as described in detailed in the preceding paragraphs.

• RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

Revenues and cost of sales

Revenues for the six months ended December 31, 2003 were $160,655 compared to revenues of $242,005 for the six months ended December 31, 2002.

The decline in revenues is derived from the fact that in the six months ended December 31, 2002, the company had a significant contract that accounted for the majority of the revenue recorded in the period.

Gross profit for the six months ended December 31, 2003 was $102,521or 64% of sales. Gross profit in the six months ended December 31, 2002 was $181,071 or 75% of sales.

General and Administrative

General and Administrative expenses include legal, accounting, auditing, regulatory, insurance, office expenses, rent expense, investor relations, administrative salaries, management fees, corporate finance and travel expense, amongst others. In the six months ended December 31, 2003, these costs were $483,957, compared to $199,074 recorded in the comparative period of 2002.

The increase in General and Administrative spending reflects reclassification of certain expenses in the Company and substantial corporate finance advisory and investor relations expense in the first quarter of the current fiscal year.

Research and Development Costs

Research and development expense for the six months ended December 31, 2003 was $150,932 compared to $177,745 in the comparative period of fiscal 2003. The decrease reflects reduced staffing levels.

Sales and Marketing

Sales and marketing expense for the six months ended December 31, 2003 was $79,079 compared to $61,198 in the six months ended December 31, 2003. The increase is related to staffing levels and to sales and marketing consulting fees.

Financing and Interest

During the six months ended December 31, 2003, interest charges were $1,042, compared to nil in the six months ended December 31, 2002.

Amortization

Amortization expense in the six months ended December 31, 2003 was $2,392. In the comparative period of 2002, these charges were nil due to the failure of the Company to accrue amortization expense on a monthly and quarterly basis.

Net Loss

Net loss for the six months ended December 31, 2003 was $592,791, compared to a loss of $256,810 recorded in the six months ended December 31, 2002. The Company’s increased losses are derived from a combination of reduced revenues and increased operating expenses, particularly general and administrative expense, as described in detailed in the preceding paragraphs.

• SPECIAL SHAREHOLDER RESOLUTIONS

The Company’s Annual General Meeting (AGM) for fiscal year 2003 was held at the Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia, on December 12, 2003 at 2:00 p.m. local time.

LIQUIDITY AND FINANCIAL RESOURCES

The Company had a cash deficit of $27,562 at December 31, 2003 (September 30, 2003: $1,124), with a working capital deficiency of $434,159(September 30, 2003: working capital deficiency of $803,745).

Trade accounts receivable, net of allowances, were $23,087 at December 31, 2003, from $38,508 at September 30, 2003, indicating a more efficient credit and collections policy. Inventory at December 31, 2003 was $194,857. On September 30, 2003 the Company held $187,489 in inventory.

Accounts payable and accrued liabilities were $631,192 on December 31, 2003 from $1,070,200 at September 30, 2003. The reduction in trade debt is a direct result of the shares for debt settlement executed in the quarter, for $413,341.

During the three months ended December 31, 2003 the Company experienced a net decrease in cash and cash equivalents of $28,686, compared to a net increase in cash and cash equivalents of $9,974 in the three months ended September 30, 2003.

During the quarter under review the Company did not make any investment activities such as acquisition of plant or equipment, nor did this occur in the preceding quarter.

In terms of financing activity and its effects in cash flows, in the three months ended December 31, 2003 the Company secured additional cash proceeds from the issuance of capital in the amount of $104,933 and slightly increased the existing shareholder loans, by $559.

At December 31, 2003, the Company’s ability to continue as a going concern was dependent on its ability to achieve and sustain profitable operations over the long term. The Company needed to rapidly eliminate its cash losses and secure additional sources of capital to sustain operations while working towards increasing revenues.

SUBSEQUENT EVENTS

None to report.